legal & compliance, llc

laura aNTHONy, esquire STUART REED, ESQUIRE LAZARUS ROTHSTEIN, ESQUIRE OF COUNSEL	www.legalandcompliance.com WWW.SEC-LAW-BLOG.COM

 DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

February 11, 2013

VIA ELECTRONIC EDGAR FILING

Christian Windsor, Special Counsel

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Avangard Capital Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed January 28, 2013 File No. 333-184682

Dear Mr. Windsor:

We have electronically filed herewith on behalf of Avangard Capital Group, Inc. (the “Company”) Amendment No. 3 to the above-referenced Form S-1 (the “Form S-1/A”). This Amendment No. 3 is marked with  tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Alan Gulko dated February 8, 2013. We trust you shall deem this Amendment No. 3 and the contents of this transmittal letter responsive to your comment letter.

Exhibit 4.6 Subscription Agreement

Comment 1. Revise Section 3.1 to remove the representation from non-accredited investors that they determined that an investment in your securities is suitable and the following representation that they have sufficient knowledge to make the determination. Make similar revisions to Section 3.4. Similarly, remove the implication in Section 3.3 that the investor has reviewed the prospectus or other information.

Response: The Company has revised the Subscription Agreement based on the staff’s comments and included it in Amendment No. 3.

Exhibit 23.1 Consent of Friedman LLP

Comment 2. Please tell us, with a view towards revised disclosure, if there is any familial relationship between Simon Friedman and any member or employee of Friedman LLP.

Response: The Company has confirmed that Simon Friedman has no familial relationship with any member or employee of Friedman LLP and has revised the disclosure on page 29 of Amendment No. 3 to reflect this.

With regard to the staff’s oral comment, regarding Common Stock Issuances, on page 33 (previous comment no. 21 restated below), the Company has revised its disclosure as requested:

Comment 21: We have reviewed your response to our prior comment number fifty three. Please revise the disclosure to delete the references to par value or in the alternative to state that the common stock was issued at a par value of $0.0001.

Response: The Company has corrected the disclosure on page 33 of Amendment No. 3 to include the requested disclosure.

If the staff has any further comments regarding the Company’s filings with the SEC, please feel free to contact the undersigned.

Legal & Compliance, LLC

By:	/s/ Laura Anthony, Esq
Laura Anthony, Esq.

 cc: Alan Gulko, Chief Executive Officer (w/ enclosure)

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832

Avangard Capital Group, Inc.

2708 Commerce Way, Suite 300

Philadelphia, PA 19154

(215) 464-7300

February 11, 2013

VIA ELECTRONIC EDGAR FILING

Christian Windsor, Special Counsel

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Avangard Capital Group, Inc.
Amendment No. 2 to Registration Statement on Form S-1 Filed January 28, 2013 File No. 333-184682

Dear Mr. Windsor:

In response to the Securities and Exchange Commission’s (the “Commission”) February 8, 2013 letter sent to me on behalf of Avangard Capital Group, Inc. (the “Company”), the Company hereby acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the staff has any further comments regarding the Company’s filings with the SEC, please provide our counsel Ms. Laura Anthony, Esq. with a courtesy copy of any correspondence. Ms. Anthony can be reached at (561) 514-0936 or via Fax at (561) 514-0832 or by e-mail at LAnthony@legalandcompliance.com.

Avangard Capital Group, Inc.

By:	/s/ Alan Gulko
Alan Gulko, Chief Executive Officer

cc: Laura Anthony, Esq.

legal & compliance, llc

laura aNTHONy, esquire STUART REED, ESQUIRE LAZARUS ROTHSTEIN, ESQUIRE OF COUNSEL	www.legalandcompliance.com WWW.SEC-LAW-BLOG.COM

DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

February 11, 2013

VIA ELECTRONIC EDGAR FILING

Christian Windsor, Special Counsel

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Avangard Capital Group, Inc.
Amendment No. 3 to Registration Statement on Form S-1 Filed: February 11, 2013 File No. 333-184682

Dear Mr. Windsor:

Pursuant to Rule 461 under the Securities Act of 1933, Avangard Capital Group, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will be declared effective at 9:30 a.m., EST, on Wednesday, February 13, 2013, or as soon thereafter as is practicable.

In addition, the Company acknowledges the following:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
●	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Legal & Compliance, LLC

By:	/s/ Laura Anthony, Esq
Laura Anthony, Esq.

Avangard Capital Group, Inc.:

By:	/s/ Alan Gulko
Alan Gulko, Chief Executive Officer

Date: February 11, 2013

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832